Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: May 18, 2021

The following is a press release issued by Canadian Pacific Railway Limited on May 17, 2021.

STB APPLIES “HEAVIER BURDEN”

AND GREATER SCRUTINY TO CN BID

FOR KCS, UNDERSCORING

HEIGHTENED REGULATORY RISK

May 17, 2021

STB “Expects to Take a More Cautious Approach to a Voting Trust” for Proposed

CN-KCS Transaction

Decision Follows DOJ Comments Citing CN Proposal as Having “greater risk to competition than CP agreement”

Voting Trust Already Approved for Use in CP/KCS Transaction Highlights CP Agreement as Superior to CN

Offer

CALGARY, AB, May 17, 2021 /CNW/ - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) (“CP”) today issued the following statement in response to the Surface Transportation Board’s (“STB”) decision to apply the newer, more stringent merger rules to Canadian National’s (“CN”) proposed acquisition as well as its effort to obtain approval to use a voting trust in connection with its proposed combination with Kansas City Southern (“KCS”):

We concur with the STB’s decision to apply the new merger rules to the proposed CN transaction. The STB explained: “the proposed transaction poses issues that the current merger rules were designed to address, namely the potential competitive impacts of a merged entity with some degree of overlapping routes and presently existing direct competition—characteristics that would appear to pertain to the CN and KCS systems.”

The new rules place a “heavier burden on merger applicants to show that a major rail combination is consistent with the public interest.”

The STB’s decision has significant implications for CN’s proposed use of a voting trust. The new merger rules require that the STB formally approve CN’s proposed use of a voting trust. Though CN had filed a motion seeking such approval, the STB rejected that motion as incomplete.

The STB also rejected as “misplaced” CN’s arguments about the legal standard governing its consideration of CN’s proposed voting trusts. Instead, the STB emphasized that the new merger rules take a “much more cautious approach” to future voting trusts and noted the agency’s “plenary authority” over consolidations.

Under the new rules, a voting trust can be used only if, “in the context of” a particular proposed transaction, its use would be “consistent with the public interest.” The STB’s decision made clear that this is a “broad” standard requiring “at minimum” the consideration of five statutory factors. One of those factors relates to the potential impact of a voting trust on the financial condition of rail carriers. The STB disagreed with CN’s position that there was no cause for concern: “the level of debt being utilized by CN to fund the proposed merger, as well as the substantial premium CN has offered for KCS, call this assumption into question.”

Another of the statutory public interest factors relates to the impact on competition. The STB’s decision follows comments last week from the Department of Justice with the STB contending that “the Board should not permit the proposed CN voting trust because CN’s proposed acquisition of KCS appears to pose greater risks to competition than the risks posed by a CP-KCS merger.” The STB’s decision today cited DOJ’s Comment for the statement that “threats to competition would be present immediately after the CN voting trust is consummated.”

At bottom, the STB’s decision shows that the agency intends to review CN’s proposed trust against the backdrop of the STB’s findings in 2001 that “use of a voting trust is a privilege, not a right” and that they “should not be used routinely, but rather should be available only for those rare occasions when their use would be beneficial.” As such, if CN renews its motion for approval, the STB will take a “more cautious approach” and evaluate all of the “potential benefits and costs” relating to CN’s proposal.

With this new ruling by the STB, CP’s confidence in the superiority of its friendly agreement with KCS is redoubled. The fairness of CP’s outstanding offer to acquire KCS is compelling because CP+KCS is the only Class 1 merger that is viable. The STB has approved CP’s use of a voting trust and affirmed the application of the pre-2001 merger rules because a CP-KCS combination is truly end-to-end and pro-competitive.

CP+KCS is the only combination that not only serves the best interests of customers and stakeholders, but also the continent’s rail network to enable a new corridor of investment and capacity for the North American economy to grow.

For more information on the transaction and the benefits it is expected to bring to the full range of stakeholders, visit FutureForFreight.com.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This news release includes certain forward-looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the pending share split of CP’s issued and outstanding common shares; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this webpage is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific (TSX: CP) (NYSE: CP) is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER

DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.sec.gov and www.investors.kcsouthern.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.

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SOURCE Canadian Pacific Railway - Faxing